

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

Charles Arnold
Chief Executive Officer
Community Redevelopment, Inc.
20295 NE 29th Place
Suite #200
Aventura, Florida 33180

   Re: Community Redevelopment Inc.
     Form 1-A
     Filed August 26, 2021
     File No. 024-11616

Dear Mr. Arnold:

   Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A.

   More specifically, your offering statement does not include a report from your independent accountants as required by Part F/S of Form 1-A.

   We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

   Please contact Joseph Ambrogi at 202-551-4821 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: David Price